                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                     FOR THE FISCAL YEAR ENDED JANUARY 31, 1999

OR

[  ]                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            A. Full title of the Plan and the address of the Plan, if
                 different from that of the issuer named below:

              THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                              2407 WEST 24TH STREET
                                  P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN



Date July 30, 1999                    By /s/ Dennis H. Nelson
    ---------------                     -------------------------------------
                                        Dennis H. Nelson
                                        President and Chief Executive Officer

                              REQUIRED INFORMATION



Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.



Table of Contents

      (a)      Financial Statements                                                           Pages
      -----------------------------                                                           -----

      Independent Auditors' Report                                                              1

      Statements of Net Assets Available for Benefits
        January 31, 1999 and 1998                                                               2

      Statements of Changes in Net Assets Available for Benefits
        for the Years Ended January 31, 1999 and 1998                                           3

      Notes to Financial Statements                                                           4-9

      (b)      Supplemental Schedules
      -------------------------------

      Item 27a - Schedule of Assets Held for Investment Purposes - January 31, 1999             10
      Item 27d - Schedule of Reportable Transactions - For the Year Ended
        January 31, 1999                                                                        11-12

      (c)      Exhibits
      -----------------

      Exhibit A - Independent Auditors' Consent                                                 13




Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Buckle, Inc. Cash or Deferred Profit Sharing Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 30, 1999

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                   1999             1998

ASSETS:

  Cash and cash equivalents                    $     31,101    $      4,903
                                               ------------    ------------

  Investments (Notes B and D):
    Mutual funds                                 11,539,378       8,871,990
    Common stock                                  3,023,019       2,424,209
    Guaranteed investment contracts (Note G)      2,014,256       1,836,632
    Participant loans                               372,866         322,276
                                               ------------    ------------
           Total investments                     16,949,519      13,455,107
                                               ------------    ------------

  Receivables:
    Employer contributions receivable               989,531         820,215
    Employee contributions receivable                71,456          49,850
                                               ------------    ------------
           Total receivables                      1,060,987         870,065
                                               ------------    ------------

           Total assets                          18,041,607      14,330,075
                                               ------------    ------------

LIABILITIES:

  Accrued expenses                                  (11,804)            -
                                               ------------    ------------

  Net assets available for benefits            $ 18,029,803    $ 14,330,075
                                               ============    ============



The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                 1999          1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (Note F):
    Net appreciation in fair value of investments (Note D)   $ 2,186,133   $ 1,741,735
    Interest and dividends                                       537,829     1,027,304
                                                             -----------   -----------
                                                               2,723,962     2,769,039
                                                             -----------   -----------

  Contributions (Note F):
    Employees                                                  1,225,764     1,015,120
    Employer                                                     989,531       773,388
                                                             -----------   -----------
                                                               2,215,295     1,788,508
                                                             -----------   -----------

           Total Additions                                     4,939,257     4,557,547
                                                             -----------   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants (Note F)                       1,224,544       436,400
  Administrative expense                                          14,985         5,450
                                                             -----------   -----------

           Total Deductions                                    1,239,529       441,850
                                                             -----------   -----------

NET INCREASE                                                   3,699,728     4,115,697

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                           14,330,075    10,214,378
                                                             -----------   -----------

  End of year                                                $18,029,803   $14,330,075
                                                             ===========   ===========


The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1999 AND 1998
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the Company). In fiscal year 1998, the trustee for the Plan was Grand Island Trust Company, and the recordkeeper was United of Omaha Life Insurance Company. During fiscal year 1999, the Plan appointed The Chicago Trust Company as the Plan trustee and recordkeeper.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $989,531 and $773,388 during the years ended January 31, 1999 and 1998, respectively.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:

                                           PERCENT
           YEARS OF SERVICE                 VESTED

             Two                              20%
             Three                            40%
             Four                             60%
             Five                             80%
             Six                             100%






      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. Interest rates range from 8.75% to 9.75%. Principal and interest are paid ratably through monthly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts allocated to the individual accounts of participants remaining in the Plan during the years ended January 31, 1999 and 1998, were $30,035 and $39,730, respectively.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with generally accepted accounting principles. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contracts. The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. Money market accounts are recorded at the cash equivalent amount of which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net appreciation in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 1998 financial statements to conform with classifications used in the 1999 financial statements.

C.    TAX STATUS

      The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D.    INVESTMENTS

      Participants may direct their contributions into any of the following investment options:

        Stable Value Fund - The Chicago Trust Company Stable Principal Value Investment, United of Omaha Guaranteed Interest, and Hartford Life
        Insurance: This fund is comprised of guaranteed investment and interest contracts which provide a fixed rate of return. This fund was previously composed of only the United of Omaha and the Hartford Life Insurance investments when United of Omaha Life Insurance Company was the Plan recordkeeper.

        Balanced Fund - America Funds Group Income Fund of America: This fund invests in both equity and debt securities.

        Growth Fund - Montag & Caldwell Growth N: This fund invests in common stocks, preferred stocks and convertible bonds of companies. This fund was previously composed of the Fidelity Advisors Equity Growth Fund when United of Omaha Life Insurance Company was the Plan recordkeeper.

        International Equity Fund - America Funds Group EuroPacific Growth Fund:
        This fund invests in equity securities of growth oriented companies outside of the U.S.

        Growth and Income Fund - Washington Mutual Investors Fund: This fund invests in equity securities, generally in large, well established companies and is also referred to as the Growth and Income Fund. This fund was previously composed of the America Funds Group - Fundamental Investors Fund when United of Omaha Life Insurance Company was the Plan recordkeeper.

        Aggressive Growth Fund - SsgA Small Cap Fund: This fund invests in equity securities of small and medium sized U.S. companies. This fund was previously composed of the AIM Family of Funds AIM Constellation Fund when United of Omaha Life Insurance Company was the Plan recordkeeper.

        The Buckle Stock Fund - The Buckle Inc. Stock Fund: This fund invests in the common stock of the Buckle, Inc. Within The Buckle Stock Fund, there is a reserve depository account, which is held for liquidity purposes. Approximately 1% to 5% of the total value of The Buckle Stock Fund is held in this reserve depository account in order to have cash available for potential distributions.

        Index Fund - Vanguard Group Institutional Index Fund: This fund invests in large established companies. This fund is a new fund that was added during fiscal year 1999.

        Global Fund - Janus Group Worldwide Fund: This fund invests in common stock of foreign and U.S. companies. This fund is a new fund that was added during fiscal year 1999.

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 1999 and 1998.


                                                                                     1999          1998
                                                                                  ----------    ----------
INVESTMENTS AT CONTRACT VALUE:
  Stable Value Fund:
    The Chicago Trust Company Stable Principal Value
      Investment                                                                   $  886,142   $     --
    United of Omaha Guaranteed Interest                                               769,454    1,504,469

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Growth and Income Fund:
    The American Funds Group - Washington Mutual
      Investors Fund                                                                2,591,529         --
    The America Funds Group - Fundamental Investors Fund                                 --      2,137,867

  Balanced Fund:
    The America Funds Group - Income Fund of America                                  723,213      684,763

  Growth Fund:
    Montag & Caldwell Growth N Fund                                                 3,817,404         --
    Fidelity Advisor Equity Growth Fund - Growth Equity Fund
      Class T                                                                            --      2,562,652

  The Buckle Stock Fund:
    The Buckle, Inc.                                                                3,023,019    2,424,209

  International Equity Fund:
    The American Funds Group - Europacific Growth Fund                              2,330,059    1,744,584

  Aggressive Growth Fund:
    SsgA Small Cap Fund                                                             2,021,627         --
    The AIM Family of Funds - AIM Constellation Fund                                     --      1,742,124



      During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $2,186,133 and $1,741,735, respectively, as follows:


                                                                        YEARS ENDED JANUARY 31,
                                                                       -------------------------
NET CHANGE IN FAIR VALUE                                                  1999          1998
Investments at Fair Value as Determined by Quoted Market Price:
  Mutual Funds                                                          $1,704,702   $  360,560
  Common stock                                                             481,431    1,381,175
                                                                        ----------   ----------

Net change in fair value                                                $2,186,133   $1,741,735
                                                                        ==========   ==========


E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

F.    FUND INFORMATION

      Assets with similar investment objectives have been grouped together below as described in Note D.

      Investment income, employee contributions, employer contributions and benefits paid to participants by fund are as follows:


                               YEARS ENDED JANUARY 31,
                              ------------------------
                                 1999         1998
Investment Income:
  Stable Value Fund           $  114,587   $  116,573
  Growth Fund                  1,189,730      394,816
  The Buckle Stock Fund          481,431    1,381,644
  International Equity Fund      322,362      165,575
  Growth and Income Fund         431,158      395,249
  Balanced Fund                   59,990      122,178
  Aggressive Growth Fund          99,809      165,793
  Index Fund                       1,166         --
  Global Fund                      6,107         --
  Loan Fund                       15,400       27,211
  Cash on Deposit                  2,222         --
                              ----------   ----------

                              $2,723,962   $2,769,039
                              ==========   ==========
Employee Contributions:
  Stable Value Fund           $  105,239   $   99,623
  Growth Fund                    242,235      198,759
  The Buckle Stock Fund          201,183      139,214
  International Equity Fund      191,892      163,068
  Growth and Income Fund         161,384      141,189
  Balanced Fund                   67,853       62,597
  Aggressive Growth Fund         244,731      210,670
  Index Fund                       4,531         --
  Global Fund                      6,716         --
                              ----------   ----------

                              $1,225,764   $1,015,120
                              ==========   ==========

Employer Contributions:
  Stable Value Fund           $   89,994   $   76,276
  Growth Fund                    194,390      150,714
  The Buckle Stock Fund          165,426      110,095
  International Equity Fund      147,594      126,929
  Growth and Income Fund         130,361      104,038
  Balanced Fund                   54,808       44,411
  Aggressive Growth Fund         185,400      160,925
  Index Fund                       8,719         --
  Global Fund                     12,839         --

                              ----------   ----------
                              $  989,531   $  773,388
                              ==========   ==========

                                   YEARS ENDED JANUARY 31,
                                  ------------------------
                                    1999         1998
Benefits Paid to Participants:
  Stable Value Fund              $   64,896   $   45,634
  Growth Fund                       281,215       57,982
  The Buckle Stock Fund             176,211       64,504
  International Equity Fund         166,120       92,794
  Growth and Income Fund            193,115       70,512
  Balanced Fund                     121,878        5,785
  Aggressive Growth Fund            208,298       75,044
  Loan Fund                          12,811       24,145
                                 ----------   ----------

                                 $1,224,544   $  436,400
                                 ==========   ==========


G.    GUARANTEED INVESTMENT CONTRACTS

      The Plan has entered into various benefit responsive guaranteed investment and interest contracts issued by insurance companies. These contracts are included in the financial statements at contract value, which approximates fair value. The crediting interest rate and yield at January 31, 1999 ranged from 5.40% to 8.00% and at January 31, 1998 ranged from 5.45% to 8.00%.

H.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

      Certain guaranteed investment and interest contracts included in the stable value fund are managed by United of Omaha Life Insurance Company or The Chicago Trust Company. United of Omaha Life Insurance Company and The Chicago Trust Company have been the trustee and/or recordkeeper as defined by the Plan during fiscal year 1999 and, therefore, these investments and actual transactions qualify as party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
JANUARY 31, 1999
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
-------------------------------------------------------------------------------------------------------------------------


                        COLUMN A                                     COLUMN B               COLUMN C        COLUMN D
                                                            DESCRIPTION OF INVESTMENT,
                                                            INCLUDING COLLATERAL, RATE
              IDENTITY OF ISSUE, BORROWER,                 OF INTEREST, MATURITY DATE,                       CURRENT
                 LESSOR OR SIMILAR PARTY                      PAR OR MATURITY VALUE           COST            VALUE

STABLE VALUE FUND:
  *The Chicago Trust Company Stated Principal Value
       Investment                                             Rates of 4.08% to 8.52%          $ 886,142       $ 886,142
    Hartford Life Insurance                                           8.00 %                     358,660         358,660
  *United of Omaha Guaranteed Interest                                5.40 %                     769,454         769,454

GROWTH AND INCOME FUND:
  Washington Mutual Investors Fund                                    79,495                   2,565,827       2,591,529

BALANCED FUND:
  The American Funds Group:
    The Income Fund of America                                        42,096                     763,426         723,213

GROWTH FUND:
  Montag & Caldwell Growth N Fund                                    121,650                   3,242,225       3,817,404

THE BUCKLE STOCK FUND:
  *The Buckle, Inc.                                                  113,005                   2,726,464       3,023,019

INTERNATIONAL EQUITY FUNDS:
  The American Funds Group:
    Europacific Growth Fund                                           79,173                   2,283,878       2,330,059

AGGRESSIVE GROWTH FUND:
  SsgA Small Cap Fund                                                108,282                   2,090,154       2,021,627

INDEX FUND:
  Van Guard Group:
    Institutional Index Fund                                           145                        15,903          16,998

GLOBAL FUND:
  Janus Group:
    Worldwide Fund                                                     767                        32,573          38,548

PARTICIPANT LOAN                                             Rates of 8.75% TO 9.75%                  -          372,866

                                                                                            ------------    ------------

           Total Investments                                                                $ 15,734,706    $ 16,949,519
                                                                                            ============    ============


*  Party-In-Interest

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED JANUARY 31, 1999
------------------------------------------------------------------------------------------------------------------------


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


         COLUMN A                     COLUMN B                           COLUMN C     COLUMN D     COLUMN G     COLUMN H   COLUMN I

                                                                                                               TOTAL
                                                                                                               VALUE
                                                                                                              OF ASSET
                                                                                                                 ON
                                                                         PURCHASE     SELLING       COST OF   TRANSACTION  NET GAIN
IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSET                    PRICE        PRICE         ASSET       DATE      OR (LOSS)
*The Chicago Trust Company        The Chicago Trust Company Stable
                                  Principal Value Investment            $ 1,975,461   $   --       $ 1,975,461  $1,975,461    $ --

The American Funds Group          Washington Mutual Investors Fund        2,408,178       --         2,408,192   2,408,178      (14)
The American Funds Group           Fundamental Investors Fund                --        2,403,654     2,394,804   2,403,654    8,850

Montag & Caldwell                 Montag & Caldwell Growth N Fund         3,179,228       --         3,178,780   3,179,228      448
Fidelity                          Fidelity Advisors Equity Growth
                                   Fund Class T                              --        3,172,284     3,162,541   3,172,284    9,743

The State Street Global Advisors  SsgA Small Cap Fund                     2,081,222       --         2,078,906   2,081,222    2,316
The AIM Family of Funds           AIM Constellation Fund                     --        2,080,141     2,080,141   2,080,141      --



* Party-in-Interest.


THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN


SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS (continued)
YEAR ENDED JANUARY 31, 1999
------------------------------------------------------------------------------------------------------------------------


SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


         COLUMN A                     COLUMN B                 COLUMN C    COLUMN D    COLUMN E    COLUMN F   COLUMN G

                                                                                         TOTAL        TOTAL
                                                                                        DOLLAR       DOLLAR
                                                               NUMBER OF   NUMBER OF   VALUE OF     VALUE OF   NET GAIN
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET           PURCHASES     SALES     PURCHASES      SALES     OR (LOSS)
*The Chicago Trust Company  The Chicago Trust Company Stable
                              Principal Value Investment            37       44       $2,038,562   $   82,796   $   968

The American Funds Group    Washington Mutual Investors Fund        31       62        7,507,440    4,944,621     3,008

The American Funds Group    Fundamental Investors Fund              22       10          274,049    2,552,852     8,850

Montag & Caldwell           Montag & Caldwell Growth N Fund         30       70        9,753,039    6,517,190     6,376

Fidelity                    Fidelity Advisors Equity Growth
                              Fund Class T                          23       11          395,579    3,404,847     9,743

The State Street Global
  Advisors                  SsgA Small Cap Fund                     32       68        6,386,481    4,290,193    (6,134)

The AIM Family of Funds     AIM Constellation Fund                  22       12          387,285    2,271,309         -



* Party-in-Interest.

                                                                       EXHIBIT A



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statements No. 33-48402, No. 33-070633, No. 33-70641 and No. 33-70643 of The Buckle, Inc. on
Forms S-8 of our report dated July 30, 1999, appearing in this Annual Report on Form 11-K of The Buckle, Inc. Cash or Deferred Profit Sharing Plan for the year ended January 31, 1999.







DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 30, 1999